PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA EDGAR

June 28, 2011

Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Post Data, Inc.

Registration Statement on Form S-1

File May 24, 2011

File No. 3-174433

Dear Mr. Spirgel:

This letter is in response to your comment letter dated June 14, 2011, with regard to the Form S-1 filing of Post Data, Inc., a Nevada corporation (“Post Data” or the "Company") filed on May 24, 2011.  Responses to each comment have been keyed to your comment letter.

General

1.

The Company disagrees with the Commission’s attempt to classify Post Data as a blank check company.  According to the language of Rule 419, a blank check company:  “Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person…:  To my knowledge, the Commission has never defined what a ‘specific business plan’ entails.  In order to assure the Commission that Post Data has a specific business plan, it has defined and improved its plan within the S-1.

2.

The Use of Proceeds section and MD&A sections have been revised to add additional information regarding operations assuming less than 100% of the offering proceeds are received.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

June 28, 2011

Prospectus Cover Page, page 1

3.

A prominent disclosure has been added on the cover page.

Risk Factors, page 4

4.

Certain Risk Factor headings have been revised.

5.

A Risk Factor has been added regarding the lack of experience of Mr. O’Reilly with public companies and the business of the issuer.

6.

A Risk Factor has been added.

“Sale of Services and Subsequent Importation of Electronic Data Storage Devices…,” page 5

7.

Additional information has been added regarding exporting devises.

“Reliance Upon One Individual as President, Treasurer and Secretary and Sole Director of the Company,” page 8

8.

  This Risk Factor has been revised.  An additional Risk Factor has been added regarding any potential conflict of interest.

Description of Business, page 15

9.

This paragraph has been revised.

10.

Additional information has been included regarding free (no-cost) on-line marketing.

11.

This paragraph has been revised.

Competition, page 15

12.

Description of known and potential competitors has been revised.

Capital and Liquidity, page 30

13.

SEC Reporting costs have been incorporated.

Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

June 28, 2011

Plan of Operation, page 30

14.

The Company’s plan of operation has been expanded, and clarifies that the first quarter of operation references the first quarter following completion of this offering.

15.

Additional disclosure has been made regarding the payment of operating expenses.

16.

The section has been revised regarding the president’s experience.

17.

Information has been added regarding safeguards.

18.

Disclosures have been added regarding reporting requirements.

19.

Cost information has been added.

20.

Additional disclosure has been added.

Biographical Information, page 32

21.

 Mr. O’Reilly’s experience has been revised.

Certain Relationships and Related Transactions and Director Independence, page 33

22.

The Company has determined that, under Rule 12b-2, Mr. O’Reilly may be considered a promoter because he ‘acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer.’  However, Mr. O’Reilly has received no compensation or other assets which would be required to be reported.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Post Data in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

June 28, 2011

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

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